Exhibit 99.1

FINANCIAL STATEMENTS
OF
TEEKAY TANKERS LTD.

TEEKAY TANKERS LTD.
EXHIBIT 99.1 FOR THE YEAR ENDED DECEMBER 31, 2016

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Teekay Tankers Ltd.

We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
October 6, 2017

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
REVENUES
Net pool revenues (notes 15g and 15j)	310,108	381,028	148,265
Time charter revenues (note 15g)	97,374	75,375	97,847
Voyage charter revenues	90,032	41,874	8,515
Interest income from investment in term loans (note 6)	—	—	9,118
Other revenues (note 23)	53,029	36,404	12,448
Total revenues	550,543	534,681	276,193

Voyage expenses	(53,604)	(18,727)	(9,968)
Vessel operating expenses (notes 15g and 15h)	(182,598)	(137,164)	(98,403)
Time-charter hire expense (note 17)	(59,647)	(74,898)	(32,706)
Depreciation and amortization	(104,149)	(73,760)	(53,292)
General and administrative expenses (note 15g)	(33,199)	(30,403)	(25,130)
(Loss) gain on sale of vessels (note 21)	(20,594)	771	9,955
Restructuring charges (note 23)	—	(6,795)	(812)
Income from operations	96,752	193,705	65,837

Interest expense	(29,784)	(17,389)	(8,874)
Interest income	117	122	445
Realized and unrealized (loss) gain on derivative instruments (note 11)	(964)	(1,597)	5,229
Equity income (note 8)	7,680	11,528	4,951
Other (expense) income (note 16)	(5,978)	(2,743)	1,318
Net income	67,823	183,626	68,906

Per common share amounts (note 20)
• Basic earnings per share	$0.40	$1.26	$0.66
• Diluted earnings per share	$0.40	$1.25	$0.65
• Cash dividends declared	$0.18	$0.24	$0.12

Weighted-average number of Class A and Class B common stock outstanding (note 20)
• Basic	170,098,572	143,911,452	99,657,909
• Diluted	170,340,639	144,492,933	100,022,361
Related party transactions (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. dollars)

	As at December 31, 2016 $	As at December 31, 2015 $
ASSETS
Current
Cash and cash equivalents	94,157	156,520
Restricted cash	750	870
Pool receivables from affiliates, net (note 15j)	24,598	62,735
Accounts receivable, including affiliate balances of $0.8 million (2015 - $0.6 million)	33,789	33,875
Vessels held for sale (note 21)	33,802	—
Due from affiliates (note 15h)	48,714	67,298
Current portion of derivative asset (note 11)	875	—
Prepaid expenses	21,300	23,998
Total current assets	257,985	345,296
Vessels and equipment At cost, less accumulated depreciation of $459.3 million (2015 - $391.0 million) (note 21)	1,605,372	1,767,925
Investment in and advances to equity accounted investments (note 8)	70,651	66,470
Derivative assets (note 11)	4,538	5,164
Intangible assets - net (note 24)	17,658	29,619
Other non-current assets	107	329
Goodwill (note 24)	8,059	—
Total assets	1,964,370	2,214,803
LIABILITIES AND EQUITY
Current
Accounts payable, including affiliate balances of $1.1 million (2015 - $1.4 million)	14,406	22,503
Accrued liabilities (notes 9 and 15h)	28,663	65,379
Current portion of long-term debt (note 10)	171,019	174,047
Current portion of derivative liabilities (note 11)	1,108	6,330
Current portion of deferred gains	61	61
Current portion of in-process revenue contracts	—	1,223
Deferred revenue	4,394	2,676
Due to affiliates (note 15h)	36,299	39,880
Total current liabilities	255,950	312,099
Long-term debt (note 10)	761,997	990,558
Derivative liabilities (note 11)	—	4,208
Other long-term liabilities (note 12)	13,683	8,459
Total liabilities	1,031,630	1,315,324
Commitments and contingencies (notes 8,11 and 17)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 136.1 million Class A and 23.2 million class B shares issued and outstanding as of December 31, 2016 (2015 - 132.8 million Class A and 23.2 million Class B shares issued and outstanding) (notes 4 and 14)	1,103,304	1,094,874
Accumulated deficit	(182,680)	(217,413)
Entities under Common Control equity (note 3)	12,116	22,018
Total equity	932,740	899,479
Total liabilities and equity	1,964,370	2,214,803
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. dollars)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	67,823	183,626	68,906
Non-cash items:
Depreciation and amortization	104,149	73,760	53,292
Loss (gain) on sale of vessels (note 21)	20,594	(771)	(9,955)
Unrealized gain on derivative instruments (note 11)	(9,679)	(8,193)	(11,676)
Equity income (note 8)	(7,680)	(11,528)	(4,951)
Other	10,063	3,034	(1,260)
Change in operating assets and liabilities (note 18)	30,004	1,655	(60,847)
Expenditures for dry docking	(8,608)	(39,617)	(17,072)
Net operating cash flow	206,666	201,966	16,437
FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	906,149	688,695	98,796
Repayments of long-term debt	(162,092)	(40,029)	(20,367)
Prepayment of long-term debt	(979,877)	(191,592)	(167,000)
Proceeds from long-term debt of Entities under Common Control (note 3)	—	—	10,368
Repayment from long-term debt of Entities under Common Control (note 3)	—	(4,632)	(3,309)
Net advances from affiliates (note 3)	—	(825)	(17,376)
Equity contribution from Teekay Corporation to Entities under Common Control (note 3)	—	1,928	3,001
Equity contribution from Teekay Corporation (note 15f)	—	—	1,267
Return of capital to Teekay Corporation (note 3)	(15,000)	—	—
Acquisition of the Explorer Spirit and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	—	(31,870)	—
Cash dividends paid	(46,847)	(15,139)	(10,165)
Proceeds from equity offerings, net of offering costs (note 4)	7,558	242,264	111,190
Other	(744)	(1,122)	(255)
Net financing cash flow	(290,853)	647,678	6,150
INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment (note 21)	27,550	11,080	154,000
Expenditures for Principal Maritime Vessel acquisitions (note 21)	—	(612,000)	—
Expenditures for vessels and equipment	(9,226)	(236,229)	(2,084)
Loan repayments from High-Q joint venture (note 8)	3,500	1,000	1,950
Adjustment to investment in TTOL prior to 100% acquisition	—	(239)	—
Return of capital from equity accounted investment	—	1,088	—
Investment in and advances to TIL (note 8)	—	—	(35,045)
Deposit for vessel purchase (note 21)	—	—	(3,700)
Investment in term loans (note 6)	—	—	1,179
Acquisition of SPT (note 24)	—	(45,581)	—
Net investing cash flow	21,824	(880,881)	116,300
(Decrease) increase in cash and cash equivalents	(62,363)	(31,237)	138,887
Cash and cash equivalents, beginning of the year	156,520	187,757	48,870
Cash and cash equivalents, end of the year	94,157	156,520	187,757
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. dollars, except share amounts)

	EQUITY
	Equity of Entities under Common Control $	Common Stock and Paid-in Capital
		Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2013	240,053	83,591	673,092	125	(388,545)	524,725
Net income	11,764	—	—	—	57,142	68,906
Proceeds from issuance of Class A common stock, net of offering costs of $4.8 million (note 4)	—	24,167	111,190	—	—	111,190
Value assigned to share issuance to Teekay Corporation for purchase of the initial 50% of TTOL (note 4)	—	4,221	—	17,010	—	17,010
Purchase of the initial 50% of TTOL from Teekay Corporation (note 8)	—	—	—	—	(6,626)	(6,626)
Equity contribution from Teekay Corporation (note 15f)	—	—	—	—	1,267	1,267
Net change in parent's equity from Entities under Common Control (note 3)	(13,875)	—	—	—	—	(13,875)
Return of capital in relation to the sale of Teekay Lightering Services LLC (note 15e)	(17,720)	—	—	—	—	(17,720)
Return of capital to Teekay Corporation (notes 3 and 15e)	(178,044)	—	—	—	—	(178,044)
Dividends declared	(1,217)	—	—	—	(10,165)	(11,382)
Equity-based compensation (note 14)	—	85	1,233	—	—	1,233
Balance as at December 31, 2014	40,961	112,064	785,515	17,135	(346,927)	496,684
Net income	6,699	—	—	—	176,927	183,626
Proceeds from issuance of Class A common stock, net of offering costs (note 4)	—	37,201	246,032	—	—	246,032
Proceeds from issuance of Class B common stock, net of offering costs (note 4)	—	6,512	—	45,500	—	45,500
Value adjustment to share issuance to Teekay Corporation for purchase of TTOL (note 8)	—	—	—	—	(239)	(239)
Net change in parent's equity from Entities under Common Control (note 3)	1,549	—	—	—	—	1,549
Acquisition of SPT Explorer and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	(27,191)	—	—	—	(13,311)	(40,502)
Dividends declared	—	—	—	—	(33,863)	(33,863)
Equity-based compensation (note 14)	—	254	692	—	—	692
Balance as at December 31, 2015	22,018	156,031	1,032,239	62,635	(217,413)	899,479
Net income	4,968	—	—	—	62,855	67,823
Proceeds from issuance of Class A common stock, net of offering costs (note 4)	—	3,020	7,558	—	—	7,558
Net change in parent's equity from Entities under Common Control (note 3)	130	—	—	—	—	130
Return of capital from Entities under Common Control (note 3)	(15,000)	—	—	—	—	(15,000)
Dividends declared	—	—	—	—	(28,122)	(28,122)
Equity-based compensation (note 14)	—	253	872	—	—	872
Balance as at December 31, 2016	12,116	159,304	1,040,669	62,635	(182,680)	932,740
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Summary of Significant Accounting Policies
Nature of operations
The Company (as defined below) is engaged in the international marine transportation of crude oil and refined petroleum products through the operation of its oil and product tankers as well as providing ship-to-ship transfer services. The Company’s revenues are earned in international markets.
Basis of presentation and consolidation principles
During October 2007, Teekay Corporation (Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Entities under Common Control, as described in note 3, collectively the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO). As of December 31, 2016, the Company’s fleet included a total of 51 vessels, of which seven were chartered-in and one was 50%-owned through the High-Q Investment Ltd. joint venture (or High-Q).

The consolidated financial statements reflect the financial position, results of operations and cash flows of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity accounted investments and the Entities under Common Control. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) and all significant intercompany balances and transactions have been eliminated upon consolidation. The Company accounts for the acquisition of interests in businesses from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the proceeds paid by the Company differs from Teekay's historical carrying value of the acquired business is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired business were both under the common control of Teekay and had begun operations.

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly owned subsidiary of Teekay, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL). As a result of the acquisition, the Company's consolidated financial statements prior to the date the Company acquired a controlling interest in TTOL have been retroactively adjusted to eliminate the use of the equity method of accounting for the original 50% interest in TTOL and to include 100% of the assets and liabilities and results of TTOL during the periods they were under common control of Teekay and had begun operations. All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition of a controlling interest in TTOL by the Company have been eliminated upon consolidation (please see note 3).
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Entities under Common Control and such estimates may not be reflective of what actual results would have been if the Entities under Common Control had operated independently.
Currency translation
The Company’s functional currency is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other (expenses) income in the accompanying consolidated statements of income.
Operating revenues and expenses
Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues varies between pools; however, the formula generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense recognition principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivables from affiliates, net.

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. All revenues from voyage charters are

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other technical activities such as the commercial and technical management of vessels, terminal management, consultancy, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses under voyage charters; its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters and for vessels which earn net pool revenue, as described above. Voyage expenses and vessel operating expenses are recognized when incurred.
Share-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (see note 14).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted Cash

The Company maintains restricted cash deposits relating to certain contracts which were assumed as part of the acquisition of the ship-to-ship transfer business in 2015 (note 24). Attached to these contracts are certain performance guarantees required by the Company.
Accounts receivable, allowance for doubtful accounts, and investment in term loans and other loan receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are written off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2016 and 2015.

The Company’s investment in term loans and advances to equity accounted investments are recorded at cost. The premium paid over the outstanding principal amount was amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for collectability during each reporting period. A loan provision is recorded, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan provision is recorded, the Company measures the amount of the provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting provision in the consolidated statements of income. The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan provision.

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2016 $	December 31, 2015 $
Advances to equity accounted investments	Other internal metrics	Performing	10,480	13,980
			10,480	13,980

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Equity accounted investments
The Company’s investments in the High-Q joint venture, Gemini Tankers L.L.C. and Tanker Investments Ltd. (or TIL) are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity accounted investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of income. The Company’s maximum exposure to loss is the amount it has invested in its equity accounted investments, including stock purchase warrants of TIL.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Entities under Common Control and excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2016, 2015 and 2014 totaled $81.5 million, $59.5 million, and $42.5 million, respectively.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and depreciated over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

Generally, the Company dry docks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over its estimated useful life, which typically is from the completion of a dry docking or intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. When significant dry-docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry-docking cost is expensed in the month of the subsequent dry docking.

The following table summarizes the change in the Company’s capitalized dry docking costs, from January 1, 2014 to December 31, 2016:

	Year Ended December 31,
	2016 $	2015 $	2014 $
Balance at the beginning of the year	62,146	35,509	29,269
Cost incurred for dry docking	9,340	39,617	17,072
Dry-dock amortization	(18,736)	(12,866)	(10,832)
Vessel sales	(3,452)	(114)	—
Balance at the end of the year	49,298	62,146	35,509

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally used to estimate the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company.
Goodwill and intangible assets
Goodwill is not amortized, but reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Customer related intangible assets are amortized over the expected life of a customer contract or the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned under the contracts or projected revenue to be earned as a result of the customer relationships. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.
Debt issuance costs
Debt issuance costs related to loan facilities, including fees, commissions and legal expenses, are directly deducted from the carrying amount of that loan facility. Debt issuance costs of revolving credit facilities and term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense in the consolidated statements of income.
Income taxes
The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of The Marshall Islands or Bermuda, or that distributions by its subsidiaries to the Company will be subject to any income taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
Derivative instruments
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each quarter, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gains or losses are dependent on whether the derivative contracts are designed to hedge a specific risk and whether the contracts qualify for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, however it could for certain types of interest rate swaps that it may enter into in the future.

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income.
Earnings per share
Earnings per share is determined by dividing (a) net income of the Company after deducting the amount of net income attributable to the Entities under Common Control which were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period and the equivalent shares outstanding that are attributable to the Entities under Common Control. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

2.	Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue from voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This would result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. The Company expects that these principles will also be applied to voyage charters that are included in revenue sharing arrangements and, consequently, a portion of the Company’s monthly net revenue allocation from these revenue sharing arrangements will be deferred and recognized in future months. These changes will result in revenue being recognized later than compared to the Company’s existing revenue recognition policy which may cause additional volatility in revenue and earnings between periods. The Company is in the final stages of completing its assessment of ASU 2014-09 and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company expects to adopt ASU 2016-02 effective January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right of use asset and a lease liability on the balance sheet for these charters, whereas currently no right of use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessel is expected to remain substantially unchanged, unless the right of use asset becomes impaired. The Company is in the final stages of completing its assessment of ASU 2016-02 and is focused on developing process changes, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Company January 1, 2017. The impact of adopting this new accounting guidance resulted in a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to financing cash outflow on the Company's statements of cash flows, and this change was applied retrospectively.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Company January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash, (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Company on January 1, 2018.  Adoption of ASU 2016-18 will result in the Company’s cash flow statement to be modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In January 2017, the FASB issued Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01). ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. Unlike a business combination, no goodwill or bargain purchase gain is recognized as part of an asset acquisition. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. Early adoption is allowed.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.	Acquisition of Entities under Common Control
From time to time the Company has acquired from Teekay or other entities controlled by Teekay vessels or interests in businesses. These acquisitions (including, among others, the 2015 Acquired Business (as defined below) and the remaining 50% interest in TTOL in May 2017) were deemed to be vessel or business acquisitions between entities under common control. Accordingly, the Company has accounted for these transactions in a manner similar to the pooling of interests method. Under this method of accounting, the Company’s consolidated financial statements, for periods prior to the respective dates the interests in the vessels or applicable businesses were actually acquired by the Company, are retroactively adjusted to include the results of the acquired vessels and businesses. The periods retroactively adjusted include all periods that the Company and the acquired vessels or businesses were both under common control of Teekay and had begun operations. All financial or operational information contained in this Exhibit for the periods prior to the respective dates the interests in the vessels and businesses were actually acquired by the Company, and during which the Company and the applicable vessels or businesses were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and businesses and are collectively referred to as the “Entities under Common Control”.

2015 Acquired Business

On December 18, 2015, the Company acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers (the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit), associated working capital and debt facilities, for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was settled in the first quarter of 2016. As part of this acquisition Teekay paid the Company $2.9 million to terminate the existing time-charters for the Explorer Spirit and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with the Company to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million. As a result of the 2015 Acquired Business, the Company's consolidated financial statements prior to the date of the Company acquired interests in the vessels have been retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to the Company's acquisition thereof is included in the Entities under Common Control.

Assets and liabilities of the vessels the Company acquired from TOO, as part of the 2015 Acquired Business, were reflected on the Company's consolidated balance sheet at TOO’s historical carrying values. The amount of the net purchase price of $39.0 million that was in excess of TOO’s historical carrying value of the net assets acquired of $25.0 million was accounted for as a $14.0 million return of capital to Teekay.

All periods prior to the acquisition of these vessels from TOO have been retroactively adjusted to include the results and related assets and liabilities of these vessels, as is required for a reorganization of entities under common control. All intercorporate transactions relating to these vessels between the Company and Teekay that occurred prior to the vessels’ acquisition by the Company have been eliminated upon consolidation. The effect of adjusting the Company’s consolidated financial statements to account for these common control transactions increased the Company’s net income for the years ended December 31, 2015 and 2014 by $2.7 million and $3.4 million, respectively. The adjustments for the Entities under Common Control related to the 2015 Acquired Business increased the Company’s revenues for the years ended December 31, 2015 and 2014 by $9.8 million and $14.4 million, respectively. In the preparation of the comparative amounts in these consolidated financial statements, shore-based costs for commercial management services (voyage expenses), ship management services (vessel operating expenses) and corporate/administrative services (general and administrative) were not identifiable as relating solely to each specific vessel. Costs for commercial management services were allocated based on the rates charged by Teekay to third parties to provide such services. Costs for ship management services were allocated based on internal estimates of the cost to provide this function. Costs for corporate/administrative services were allocated based on the actual per day costs incurred for the Company’s other conventional tankers. Management believes these allocations reasonably present the general and administrative expenses of the Entities under Common Control related to the 2015 Acquired Business.

TTOL Transactions

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for working capital. TTOL owns conventional tanker commercial management and technical management operations. The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. In August 2014, the Company purchased from Teekay its initial 50% interest in TTOL for an aggregate price of approximately $23.7 million, including net working capital. As consideration for the 2014 acquisition, the Company issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the 2014 purchase.
As a result of the Company's acquisition of a controlling interest in TTOL in May 2017, the Company's consolidated financial statements prior to the date the Company acquired the controlling interest are retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods TTOL and the Company were under common control of Teekay and had begun operations. The effect of adjusting such information to accounts in periods prior to the Company's acquisition of the remaining 50% thereof is included in the Entities under Common Control. All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition by the Company have been eliminated upon consolidation.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Assets and liabilities of TTOL are reflected on the Company’s consolidated balance sheets at TTOL’s historical carrying values. The amount of the net consideration of $39.0 million that was in excess of TTOL’s historical carrying value of the net assets acquired of $13.3 million has been accounted for as a $25.7 million return of capital to Teekay.
The effect of adjusting the Company’s consolidated financial statements to account for the TTOL common control transaction increased the Company’s net income for the years ended December 31, 2016, 2015 and 2014 by $5.0 million, $4.0 million and $8.4 million, respectively. The adjustments for the Entities under Common Control related to the TTOL transaction increased the Company’s revenues for the years ended December 31, 2016, 2015 and 2014 by $23.6 million, $20.5 million and $26.2 million, respectively.

In addition, prior to the acquisition TTOL had paid dividends to the Company and Teekay, which have now been accounted for as a return of capital on the consolidated statements of cash flows. The effect of adjusting for the TTOL common control transaction decreased the Company's inflow of cash from investing activities by $15.0 million and increased the Company's outflow of cash from financing activities by $15.0 million, for the year ended December 31, 2016.

4.	Public Offerings and Private Placements
The following table summarizes the issuances of common shares over the three years ending December 31, 2016:

Date	Number of Common Stock Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay's Ownership After the Offering	Use of Proceeds
August 2014	4,220,945	(1)	$4.03	17,010	17,010	28.7%	Acquisition of interest in TTOL
December 2014	24,166,666	(2)	$4.80	116,000	111,190	26.2%	Acquisition of conventional tankers
January 2015	3,000,000	(3)	$4.57	13,716	13,685	25.5%	Acquisition of conventional tankers
July 2015	6,511,812	(4)	$6.99	45,500	45,500	28.3%	Acquisition of the ship-to-ship business
August 2015	13,630,075	(5)	$6.65	90,640	90,640	28.8%	Acquisition of conventional tankers
August - October 2015	7,180,083	(5)	$6.12 - $7.92	49,268	49,268	26.2%	Acquisition of conventional tankers
Continuous offering program during 2015	13,391,100	(6)	$6.04 - $7.70	94,594	92,439	(6)	General purposes including acquisitions of conventional tankers
Continuous offering program during 2016	3,020,000	(7)	$2.38 - $2.75	7,747	7,558	(7)	General corporate purposes

(1)
Represents Class B common shares issued to Teekay as partial consideration for the Company’s acquisition of the initial 50% interest in TTOL, which shares had an approximate value of $15.6 million, or $3.70 per share when the purchase price was agreed between the parties.

(2)
Represents 20.0 million shares of Class A common stock issued to the public and 4.2 million shares of Class A common stock issued to Teekay in a concurrent private placement. The proceeds from the issuance was used to acquire modern second hand tankers (see note 21) and for general corporate purposes.

(3)
In December 2014, the Company granted the underwriters a 30-day option to purchase up to an additional 3.0 million shares of the Company’s Class A common stock from the December 2014 offering. The underwriters exercised this option and on January 2, 2015, the Company issued 3.0 million shares of Class A common stock for net proceeds of $13.7 million.

(4)
Represents Class B common shares issued to Teekay as consideration for the Company’s acquisition of the ship-to-ship transfer business. The shares had an approximate value of $45.5 million, or $6.99 per share, when the purchase price was agreed between the parties.

(5)
Represents 9.1 million shares of Class A common stock issued to the public and 4.5 million shares of Class A common stock issued to Teekay in a concurrent private placement. The proceeds from the issuances were used to acquire 12 modern Suezmax tankers from Principal Maritime Tankers (or Principal Maritime) (see note 21). The Company also issued approximately 7.2 million shares of Class A common stock to Principal Maritime as partial consideration for the vessels acquired. The shares had an approximate value of $49.3 million and are based on market prices at the time each vessel was delivered.

(6)
In June 2015, the Company implemented a continuous offering program (or COP) under which the Company may issue shares of its Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. The initial $80.0 million program was concluded in September 2015. The Company re-launched another $80.0 million COP in November 2015. The portion of the Company’s voting power and ownership held by Teekay at December 31, 2015 was 53.6% and 25.9%, respectively.

(7)	In December 2016, the Company re-opened its $80.0 million COP. The portion of the Company's voting power and ownership held by Teekay at December 31, 2016 was 52.9% and 25.4%, respectively.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

5.	Business Operations
Significant Customers
The following table presents total revenues and percentage of total revenues for customers that accounted for more than 10% of the Company’s total revenues during the periods presented. Total revenues from customers attributable to the Entities under Common Control are included in the table.

	Year Ended December 31,
	2016	2015	2014
Statoil ASA (2)	(1)	(1)	$42.6	million

(1)	Less than 10% of the total revenues

(2)	Conventional tanker segment
Concentration of Credit Risk
There is a concentration of credit risk with respect to the total amounts due from affiliates and pool receivables from affiliates with these amounts being due from affiliates of Teekay as at December 31, 2016 (see note 15j).

6.	Investment in Term Loans
In July 2010, the Company invested in two term loans for a total cost of $115.6 million (or the Loans) which were scheduled to mature in July 2013. The Loans were secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The Loans had an annual interest rate of 9% per annum and included a repayment premium feature that was to provide a total investment yield of approximately 10% per annum.

The borrowers under the Loans had been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the VLCCs and the Loans were concurrently discharged. The VLCCs had an estimated fair value of $144.0 million on that date, which approximated all amounts owing under the Loans, including $9.1 million of accrued interest. The transfer of ownership of the VLCCs and concurrent discharging of the Loans was treated as a non-cash transaction in the Company’s 2014 consolidated statement of cash flows.

In May 2014, the Company sold the two wholly-owned subsidiaries, each of which owned one VLCC, to Tanker Investments Limited (or TIL) (see note 21).

7.	Segment Reporting
On July 31, 2015, the Company acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE (see note 24). Following the acquisition, the Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table includes results for the Company’s revenue and income from operations by segment for the years ended December 31, 2016 and 2015. Prior to 2015, the Company had one operating segment.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year Ended December 31, 2016	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues	512,608	41,136	(3,201)	550,543
Voyage expenses	(56,805)	—	3,201	(53,604)
Vessel operating expenses	(150,100)	(32,498)	—	(182,598)
Time-charter hire expense	(57,368)	(2,279)	—	(59,647)
Depreciation and amortization	(99,024)	(5,125)	—	(104,149)
General and administrative expenses	(29,432)	(3,767)	—	(33,199)
(Loss) gain on sale of vessels	(20,926)	332	—	(20,594)
Income (loss) from operations (2)	98,953	(2,201)	—	96,752
Equity income	7,680	—	—	7,680

Year Ended December 31, 2015	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues	516,943	18,587	(849)	534,681
Voyage expenses	(18,379)	(348)	—	(18,727)
Vessel operating expenses	(123,572)	(14,441)	849	(137,164)
Time-charter hire expense	(74,860)	(38)	—	(74,898)
Depreciation and amortization	(72,118)	(1,642)	—	(73,760)
General and administrative expenses	(28,418)	(1,985)	—	(30,403)
Gain on sale of vessel	771	—	—	771
Restructuring charge	(6,468)	(327)	—	(6,795)
Income (loss) from operations (2)	193,899	(194)	—	193,705
Equity income	11,528	—	—	11,528

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred of approximately $25,000 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at December 31, 2016 $	As at December 31, 2015 $
Conventional Tanker	1,809,956	1,999,979
Ship-to-Ship Transfer	26,468	24,429
Cash and cash equivalents	94,157	156,520
Accounts receivable	33,789	33,875
Total assets	1,964,370	2,214,803

8.	Investments in and advances to Equity Accounted Investments

	Year Ended December 31,
	2016 $	2015 $
High-Q Joint Venture	22,025	21,166
Tanker Investments Ltd.	47,710	44,195
Gemini Tankers L.L.C.	916	1,109
Total	70,651	66,470

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

High-Q joint venture owns one VLCC, which is trading on a fixed time charter-out contract expiring in 2018. Under the contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.
As at December 31, 2016, the High-Q joint venture has a loan outstanding with a financial institution with a balance of $48.5 million (December 31, 2015 - $54.2 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture has an interest rate swap agreement with a notional amount of $48.5 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay formed TIL, which seeks to opportunistically acquire, operate and sell modern second-hand tankers. The Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 11). The stock purchase warrant is a derivative asset which had an estimated fair value of $0.3 million as at December 31, 2016 (December 31, 2015 - $5.2 million). The Company also received one preferred share, which entitles the Company to elect one Board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL (see note 21).
In 2015, TIL had repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. In 2016, TIL repurchased 3.3 million of its own shares in the open market. The common shares were repurchased at a weighted average price of NOK 80.2 per share, or a gross purchase of $31.8 million. As of December 31, 2016, the Company’s ownership interest in TIL was 11.3% (December 31, 2015 - 10.2%). As of December 31, 2016, the value of the Company's 3.4 million shares of common stock of TIL was $14.3 million (December 31, 2015 - $42.1 million).

c.
In August 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in four commercially managed tanker revenue sharing arrangements, for an aggregate price of approximately $23.7 million, including net working capital. Teekay retained the remaining 50% interest in TTOL.

As consideration for this acquisition, the Company issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. The excess of the purchase price over the Company’s proportionate interest in the book value of the net assets acquired, which amounted to $6.9 million, is accounted for as an equity distribution to Teekay. The portion of the purchase price paid with the 4.2 million of Class B common shares is reflected in the statement of cash flows as a non-cash transaction.

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital (see note 3). The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. As a result, the Company now consolidates TTOL and thus, all comparative periods have been retroactively adjusted to include TTOL on a consolidated basis (see note 3) and TTOL's results are not included in the summary of equity accounted investment results below.
A condensed summary of the Company’s financial information for equity accounted investments (11.3% to 50.0% owned) shown on a 100% basis are as follows:

	As at December 31,
	2016 $	2015 $
Cash and cash equivalents	38,987	49,473
Other current assets	18,760	196,994
Vessels and equipment	815,961	855,217
Other non-current assets	20,558	25,304

Current portion of long-term debt	43,677	149,301
Other current liabilities	10,442	20,790
Long-term debt	367,201	485,627
Other non-current liabilities	25,540	30,407

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2016 $	2015 $	2014 $
Revenues	169,631	234,398	104,096
Income from operations	62,998	112,542	19,259
Realized and unrealized loss on derivative instruments	(244)	(689)	(831)
Net income	39,536	85,647	7,552

For the year ended December 31, 2016, the Company recorded equity income of $7.7 million (2015 - $11.5 million and 2014 – $5.0 million). Equity income is comprised of the Company’s share of net income from the High-Q joint venture, TIL, and Gemini Tankers L.L.C.

9.	Accrued Liabilities

	Year Ended December 31,
	2016 $	2015 $
Voyage and vessel	16,341	32,897
Corporate accruals	1,233	19,820
Interest	2,527	4,742
Payroll and benefits to related parties	8,562	7,920
Total	28,663	65,379

10.	Long-Term Debt

	Year Ended December 31,
	2016 $	2015 $
Revolving credit facilities due through 2021	466,195	530,971
Term loans due through 2021	475,466	635,330
Total principal	941,661	1,166,301
Less: unamortized discount and debt issuance costs	(8,645)	(1,696)
Total debt	933,016	1,164,605
Less: current portion	(171,019)	(174,047)
Non-current portion of long-term debt	761,997	990,558

As at December 31, 2016, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $500.5 million, of which $34.3 million was undrawn (December 31, 2015 - $545.5 million, of which $14.6 million was undrawn). Interest payments are based on LIBOR plus margins, which at December 31, 2016 ranged between 0.45% and 2.00% (December 31, 2015 - 0.45% and 0.60%). The total amount available under the Revolvers reduces by $64.1 million (2017), $67.3 million (2018), and $369.1 million (2021). As at December 31, 2016 the Company also had two term loans outstanding, which totaled $475.5 million (December 31, 2015 - $635.3 million). Interest payments on the term loans are based on LIBOR plus margins, which at December 31, 2016, the margin ranged from 0.30% to 2.00% (December 31, 2015 - 0.30% to 2.80%). The term loan repayments are made in quarterly or semi-annual payments. One term loan also has a balloon or bullet repayment due at maturity in 2021. These revolving credit facilities and term loans are further described below.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the New Debt Facility), consisting of both a term loan and a revolving credit component, which are both scheduled to mature in January 2021. In January 2016, $845.8 million of the New Debt Facility was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and a portion of the Company’s corporate revolving credit facility, which was scheduled to mature in 2017. As at December 31, 2016 the corporate revolving credit facility had an outstanding balance of $55.1 million (December 31, 2015 - $447.0 million). The New Debt Facility is collateralized by 36 of the Company's vessels, together with other related security. The New Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2016, this ratio was 140%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company's two remaining Revolvers are collateralized by five of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. Such requirement is assessed on an annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2016, such revolver, with a minimum hull coverage ratio requirement, had an outstanding balance of $72.0 million (December 31, 2015 - $84.0 million) and a hull coverage ratio of 117% (December 31, 2015 - 138%). The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. One of the Revolvers is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company's remaining term loan is collateralized by two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

As at December 31, 2016, the Company was in compliance with all covenants in respect to the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement. Under this arrangement, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of December 31, 2016, the term loan arrangement had an outstanding balance of $nil from its co-obligor. The Company does not expect to pay any amount on behalf of its co-obligor. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by the co-obligors of the terms and conditions of the term loan.

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2016 was 2.4% (December 31, 2015 – 1.6%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 11).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2016 are $171.4 million (2017), $175.6 million (2018), $110.0 million (2019), $110.0 million (2020), and $374.7 million (2021).

11.	Derivative Instruments
Interest rate swaps

The Company uses interest rate swaps in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar denominated LIBOR borrowings.

In February 2016, in connection with the Company’s new long-term debt facility, the Company entered into nine interest rate swaps. Four of the interest rate swaps commenced and are scheduled to terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2016, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	200,000	397	4.0	1.46%
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	1,479	4.0	1.55%
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	1,267	4.0	1.16%

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of December 31, 2016 ranged from 0.30% to 2.00%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

Stock purchase warrant

The Company has one stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds $77.08 NOK, $92.50 NOK, $107.91 NOK and $123.33 NOK, respectively, for such tranche for any 10 consecutive trading days, subject to certain trading value requirements. As at December 31, 2016, the first two tranches have vested.

Time-charter swap

In 2008, TTOL entered into an agreement with Teekay LNG Partners L.P. (or TGP), which is an entity controlled by Teekay, under which TTOL pays TGP any amounts payable by TGP to the charterer of the Toledo Spirit as a result of spot rates being below the fixed rate, and TGP pays TTOL any amounts payable to TGP by the charterer of the Toledo Spirit as a result of spot rates being in excess of the fixed rate. In August 2014, the agreement was sold by TTOL to Teekay for an aggregate sales price of $2.1 million.

Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement is to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing pooling arrangement. The Company has not designated, for accounting purposes, the time-charter swap as a cash flow hedge.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Current portion of derivative asset $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2016
Interest rate swap agreements	—	4,251	(254)	(1,108)	—
Stock purchase warrant	—	287	—	—	—
Time-charter swap agreement	875	—	(667)	—	—
	875	4,538	(921)	(1,108)	—

As at December 31, 2015
Interest rate swap agreements	—	—	(2,359)	(6,330)	(4,208)
Stock purchase warrant	—	5,164	—	—	—
Time-charter swap agreement	—	—	—	—	—
	—	5,164	(2,359)	(6,330)	(4,208)

Realized and unrealized (losses) gains relating to interest rate swaps, stock purchase warrant and the time-charter swap are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Realized (losses) gains relating to:
Interest rate swaps agreements	(12,797)	(9,790)	(9,993)
Time-charter swap agreement	2,154	—	3,546
	(10,643)	(9,790)	(6,447)

Unrealized gains (losses) relating to:
Interest rate swaps agreements	13,681	7,686	7,044
Stock purchase warrant	(4,877)	507	1,237
Time-charter swap agreement	875	—	3,395
	9,679	8,193	11,676
Total realized and unrealized loss on derivatives	(964)	(1,597)	5,229

12.	Other Long-Term Liabilities
Other long-term liabilities primarily consists of freight tax liabilities and long-term deferred gains attributable to the Entities under Common Control.

The following is a roll-forward of the Company’s freight tax liabilities which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2015 to December 31, 2016:

	Year Ended December 31,
	2016 $	2015 $
Balance of unrecognized tax benefits as at January 1	7,597	4,852
Increases for positions related to the current year	6,777	3,294
Changes for positions taken in prior years	(800)	42
Decreases related to statute of limitations	(692)	(591)
Balance of unrecognized tax benefits as at December 31	12,882	7,597

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2010 through 2016 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes freight tax expenses in other expenses in its consolidated statements of income. Interest and penalties on freight tax expenses are included in the roll-forward schedule above and are approximately $0.8 million and $1.3 million for the years ended December 31, 2016 and 2015, respectively.

13.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt is based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments

a.
The fair value of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

b.
The Company has entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels (see note 11). The fair value of this derivative agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company's projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates.

The estimated fair value of the time-charter swap agreement as of December 31, 2016 is based upon an estimated average daily tanker rate of approximately $18,000 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability.

Changes in fair value during the year ended December 31, 2016 for the Company's time-charter swap agreement are as follows:

Year Ended December 31, 2016 $
Fair value at the beginning of the year	—
Settlements	(2,154)
Realized and unrealized gain included in earnings	3,029
Fair value at the end of the year	875

c.
During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 11). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of December 31, 2016 is based on the historical volatility of comparable companies of 47.83%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Changes in fair value during the years ended December 31, 2016 and 2015 for the TIL stock purchase warrant are as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Fair value at the beginning of the year	5,164	4,657
Unrealized (loss) gain included in earnings	(4,877)	507
Fair value at the end of the year	287	5,164

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value.

	December 31, 2016			December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	94,907	94,907	157,390	157,390
Derivative instruments (note 11)
Interest rate swap agreements (1)	Level 2	3,143	3,143	(10,538)	(10,538)
Time-charter swap agreement (1)	Level 3	875	875	—	—
Stock purchase warrant	Level 3	287	287	5,164	5,164

Non-recurring:
Vessels held for sale (note 21)	Level 2	33,802	33,802	—	—

Other:
Advances to equity accounted investments	Note (2)	10,480	Note (2)	13,980	Note (2)
Long-term debt, including current portion	Level 2	(933,016)	(923,306)	(1,164,605)	(1,140,135)

(1)
The fair value of the Company's interest rate swap agreements and time-charter swap agreement at December 31, 2016 excludes accrued interest expense which is recorded in accrued liabilities in these consolidated financial statements.

(2)
The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

14.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2016 and 2015, was 100,000,000 shares of Preferred Stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2016, the Company had 136.1 million shares of Class A common stock (2015 – 132.8 million), 23.2 million shares of Class B common stock (2015 – 23.2 million) and no shares of Preferred Stock issued and outstanding (2015 – nil).

Commencing in December 2015, the Company adopted a new dividend policy under which quarterly dividends were set to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company's financial results. Prior to the change, the Company had a fixed dividend policy whereby annual dividends were set at an amount of $0.12 per share, payable quarterly. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. Upon any transfer of shares of Class B common stock to a holder other than Teekay (or any of its affiliates or any successor to Teekay’s business or to all or

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

substantially all of its assets), such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. All such conversions will be effected on a one-for-one basis.
Stock-based compensation
As at December 31, 2016, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 4,000,000 shares of Class A common stock for issuance pursuant to awards to be granted (2015 – 4,000,000 Class A common stock). For the year ended December 31, 2016, a total of 9,358 shares (2015 – 51,948 shares, 2014 – 17,073 shares) of Class A common stock were granted and issued to the Company’s non-management directors as part of their annual compensation. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amounts of $35.0 thousand, $0.3 million, and $0.1 million for the years ended December 31, 2016, 2015, and 2014, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

During 2016, the Company granted 0.3 million (2015 - nil; 2014 - 0.2 million) stock options with an exercise price of $3.74 per share (2014 - $4.10) to the Company’s non-management directors. These stock options have a ten-year term and vest immediately. The Company also granted 0.2 million (2015 - 58 thousand; 2014 - 0.1 million) stock options with an exercise price of $3.74 per share (2015 - $5.39; 2014 - $4.25) to an officer of the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted during 2016 was $0.87 per option (2015 - $1.97 per option), estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 51.3% (2015 - 49.0%); expected life of five years (2015 - five years); dividend yield of 7.8% (2015 - 2.1%); and risk-free interest rate of 1.2% (2015 - 1.4%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

The weighted-average grant-date fair value of stock options granted in June 2014 and March 2014 was $1.38 per option and $1.37 per option, respectively, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 46.0% for the June 2014 grant and 47.7% for the March 2014 grant; expected life of five years; dividend yield of 2.8% for the June 2014 grant and 2.9% for the March 2014 grant; and risk-free interest rate of 1.6%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

A summary of the Company’s stock option information for the years ended December 31, 2016, 2015, and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	321,609	4.39	263,175	4.16	—	—
Granted	500,736	3.74	58,434	5.39	263,175	4.16
Outstanding - end of year	822,345	3.99	321,609	4.39	263,175	4.16

Exercisable - end of year	530,034	3.97	188,920	4.13	152,346	4.10

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	132,689	4.75	110,829	4.25	—	—
Granted	216,043	3.74	58,434	5.39	110,829	4.25
Vested	(56,421)	4.64	(36,574)	4.25	—	—
Outstanding non-vested stock options - end of year	292,311	4.02	132,689	4.75	110,829	4.25

As of December 31, 2016, there was $0.2 million (2015 - $0.2 million, 2014 - $0.1 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2016, the Company recognized $0.1 million (2015 - $0.1 million, 2014 - $0.2 million) of expenses related to the stock options granted to an officer of the Company.

As at December 31, 2016, the intrinsic value of the outstanding in-the-money stock options was $nil (2015 - $0.8 million) and the intrinsic value of the exercisable stock options was $nil (2015 - $0.5 million). As at December 31, 2016, the weighted-average remaining life of options vested and expected to vest was 8.5 years (2015 - 8.6 years) and the weighted-average remaining life of the exercisable stock options was 8.3 years (2015 - 8.2 years).

During 2016, the Company granted 0.3 million (2015 - 0.2 million; 2014 - 0.6 million) restricted stock units to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $1.0 million (2015 - $1.0 million; 2014 - $2.3 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2016, the Company recorded an expense of $1.4 million (2015 - $1.4 million, 2014 - $1.2 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2016, 0.4 million restricted stock units (2015 - 0.4 million) with a market value of $1.5 million (2015 - $2.3 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 0.2 million shares (2015 - 0.2 million shares) of Class A common stock.

15.	Related Party Transactions
Acquisitions and Acquisition of Entities under Common Control

a.
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% of TTOL which owns conventional tanker commercial management and technical management operations, including the direct ownership in four commercially-managed tanker revenue sharing arrangements (see notes 3 and 8c). In August 2014, the Company purchased from Teekay its initial 50% ownership in TTOL.

b.	On July 31, 2015, the Company acquired SPT (see note 24) and on December 18, 2015 the Company acquired the Explorer Spirit and Navigator Spirit (see note 3).

c.
In January 2014, the Company and Teekay formed TIL. The Company purchased 2.5 million shares of common stock of TIL for $25.0 million and received a stock purchase warrant. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market for a purchase price of $10.0 million USD (see notes 8b and 11).

d.
In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million (see note 21).

e.
In July 2014, Teekay Chartering Ltd. (or TCL), a wholly-owned subsidiary of TTOL, returned capital to Teekay of $178.0 million and applied such amount against outstanding balances due from Teekay to TCL. In July 2014, TCL sold its interest of $30.5 million in Teekay Lightering Services L.L.C. to Teekay for $12.8 million. In accounting for the transaction, TCL recognized a return of capital to Teekay of $17.7 million associated with the Entities under Common Control.

f.
In April 2010, when the Company purchased the Kaveri Spirit Suezmax tanker from Teekay, Teekay provided indemnification to the Company for the costs required to repair heating coils on the vessel. During the first quarter of 2014, the repairs were performed to coincide with the scheduled dry docking of the vessel. The Company received a $1.3 million indemnification payment from Teekay, which was treated as a reduction to the purchase price originally paid by the Company for the vessel.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Management Fee – Related and Other

g.
Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company pursuant to a long-term management agreement (the Management Agreement). In addition, the Manager has subcontracted with TTOL and its affiliates to provide certain commercial and technical services to the Company. Certain of the Company’s vessels participate in revenue sharing arrangements that, with the exception of a Medium Range revenue sharing arrangement, are managed by TTOL (or the Pool Manager). Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Year Ended December 31,
	2016 $	2015 $	2014 $
Time-charter revenues (i)	5,404	392	13,728
Pool management fees and commissions (ii)	(9,813)	(10,445)	(5,292)
Commercial management fees (iii)	(1,870)	(1,236)	(1,117)
Vessel operating expenses - technical management fee (iv)	(9,155)	(7,039)	(5,613)
Strategic and administrative service fees (v)	(10,122)	(8,356)	(8,676)
Lay-up services revenues (vi)	302	—	—
LNG terminal services revenues (vii)	70	—	—
Entities under Common Control (note 3):
Time-charter revenues (viii)	—	4,558	6,572
Bareboat charter revenues (ix)	—	—	1,156
Pool management fees and commissions (ii)	9,813	10,445	5,292
Commercial management fees	1,870	1,236	1,117
Vessel operating expenses - technical management fee	—	(430)	(399)
Strategic and administrative service fees (v)	(15,508)	(14,701)	(15,767)
Technical management fee revenues (x)	11,742	10,413	9,798
Service revenues (xi)	5,482	4,023	3,065

i
In December 2015, immediately after the completion of the 2015 Acquired Business, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which was due to expire in July 2016. On May 18, 2016, the contract was transferred to the Americas Spirit, which subsequently expired on July 15, 2016. The Company also had chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expired in the fourth quarter of 2014.

ii.
The Company’s share of TTOL’s fees for revenue sharing arrangements are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income. The Company acquired the remaining 50% interest in TTOL on May 31, 2017 (see notes 3 and note 8c). Subsequent to the acquisition, the Company's share of TTOL's fees has been eliminated.

iii.
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels are not included in the revenue sharing arrangement, which are reflected in voyage expenses on the Company’s consolidated statements of income. Subsequent to the Company's acquisition of the remaining 50% interest in TTOL, the Company's share of the Manager's commercial management fees has been eliminated.

iv.	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company’s consolidated statements of income.

v.
The Manager’s strategic and administrative service fees have been presented in general and administrative fees on the Company’s consolidated statements of income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 14) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

vi	The Company recorded revenue of $0.3 million for the year ended December 31, 2016 to provide lay-up services to Teekay for two of its in-chartered vessels.

vii
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly owned by Teekay LNG Partners L.P. (or TGP), for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly owned by TGP, has a 30% interest.

viii.
The Company recorded $4.6 million and $6.6 million related to a time-charter out contract for the Explorer Spirit for the years ended December 31, 2015 and 2014, respectively, associated with the Entities under Common Control. The vessel was under a fixed-rate time-charter contract with SPT which expired in September 2015.

ix.
The Company recorded $0.9 million related to a bareboat charter contract for the Explorer Spirit for the year ended December 31, 2014, associated with the Entities under Common Control. The vessel was under a fixed-rate bareboat contract with SPT which expired in March 2014. The Company also recorded $0.3 million related to a bareboat charter contract for the Navigator Spirit for the year ended December 31, 2014, associated with the Entities under Common Control. The vessel was under a fixed-rate bareboat charter contract with SPT which expired in January 2014.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

x.
The Company receives technical management services from the Manager who subcontracts these services to TTOL. Technical management services provided to affiliated parties are reimbursed by Teekay and have been presented in general and administrative expenses on the Company's consolidated statements of income.

xi.
The Company recorded revenue of $5.5 million, $4.0 million and $3.1 million for the years ended December 31, 2016, 2015, and 2014, respectively, associated with the Entities under Common Control, relating to TTOL's administration of certain revenue sharing arrangements and provision of certain commercial services to participants in the arrangements.

h.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented in the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $8.6 million and $7.9 million were payable to the Manager as at December 31, 2016 and 2015, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities in the consolidated balance sheets. The amounts owing from the revenue sharing arrangements (or RSAs), which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable revenue sharing agreement. In addition, the Company had advanced $35.7 million and $46.8 million as at December 31, 2016 and 2015, respectively, to the RSAs for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable RSA, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

i.
The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2016, 2015 and 2014. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

j.
Pursuant to certain RSAs (see note 5), TTOL provides certain commercial services to the RSA participants and administers the RSAs in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each RSA participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these RSAs are pooled with the voyage revenues and voyage expenses of other RSA participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the RSA participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenue” on the consolidated statements of income. The pool receivable from affiliates as at December 31, 2016 and 2015 was $24.6 million and $62.7 million, respectively.

k.
From time to time, TTOL will hold funds payable to Teekay and its subsidiaries for expenses incurred by their vessels. Such amounts, are presented in the consolidated balance sheets in accrued liabilities. As of December 31, 2016 and 2015, TTOL held $nil and $4.4 million, respectively, of funds for Teekay and its subsidiaries.

16.	Other (Expense) Income

	Year Ended December 31,
	2016 $	2015 $	2014 $
Income tax expense	(7,511)	(3,406)	(1,977)
Gain on initial recognition of stock purchase warrant	—	—	3,420
Foreign exchange gain	1,413	613	(292)
Other income	120	50	167
Total	(5,978)	(2,743)	1,318

17.	Operating Leases
Charters-in
As at December 31, 2016, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in nine vessels, including two workboats for the lightering support services, were approximately $26.8 million (2017), $8.3 million (2018), $8.3 million (2019), $8.3 million (2020), and $1.4 million (2021). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Charters-out
As at December 31, 2016, 13 of the Company’s vessels and one in-chartered vessel operated under fixed-rate time charter contracts with the Company’s customers, of which seven contracts are scheduled to expire in 2017, six contracts are scheduled to expire in 2018 and one contract is scheduled to expire in 2019. As at December 31, 2016, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $136.5 million, comprised of $93.4 million (2017), $40.5 million (2018) and $2.6 million (2019). The carrying amount of the Company's owned vessels which are employed on these time charters as at December 31, 2016, was $471.7 million (2015 - $442.5 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2016 were $683.2 million (2015 - $596.7 million) and $211.5 million (2015 - $154.2 million), respectively.

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2016, revenue from unexercised option periods of contracts that existed on December 31, 2016, or variable or contingent revenues. In addition, minimum scheduled future revenues presented above have been reduced by estimated off-hire time for period maintenance. Actual amounts may vary given unscheduled future events such as vessel maintenance.

18.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2016, 2015, and 2014 are as follows:

	Year Ended December 31,
	2016 $	2015 $	2014 $
Accounts receivable and interest receivable	(108)	(5,765)	46,637
Pool receivables from affiliates	38,137	(27,448)	(12,951)
Due from affiliates	18,371	32,801	1,557
Prepaid expenses and other current assets	2,313	(6,267)	(3,098)
Accounts payable and accrued liabilities	(26,821)	27,473	(45,235)
Due to affiliates	(3,606)	(12,735)	(47,432)
Deferred revenue	1,718	2,039	(2,324)
Other	—	(8,443)	1,999
Change in operating assets and liabilities	30,004	1,655	(60,847)

b.
Cash interest paid (including interest paid by the Entities under Common Control) during the years ended December 31, 2016, 2015, and 2014 totalled $38.5 million, $22.8 million, and $18.3 million, respectively.

c.
The portion of the consideration paid to Teekay for the acquisition of a 50% interest in TTOL in 2014 consisting of 4.2 million of Class B common shares was treated as a non-cash transaction in the Company’s consolidated statements of cash flows for the year ended December 31, 2016 (see note 3).

19.	Liquidity
As of December 31, 2016, the Company adopted the new accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, which requires management to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company has a portion of a loan facility that is maturing in the first quarter of 2018 and expects that spot tanker rates in 2017 will be lower than those of 2016, resulting in lower cash flow from vessel operations.

Based on these factors, over the one-year period following the issuance of its financial statements, the Company expects it will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include the refinancing of the loan facility maturing in the first quarter of 2018 as well as obtaining other debt financing.

The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to refinance loan facilities for similar types of vessels and Teekay’s history of being able to obtain additional debt financing for existing vessels.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

20.	Earnings Per Share
The net income available for common shareholders and earnings per common share presented in the table below excludes the results of operations of the Entities under Common Control which were purchased solely with cash (see note 3).

	Year Ended December 31,
	2016 $	2015 $	2014 $
Net income	67,823	183,626	68,906
Less: Net income attributable to the Entities under Common Control (1)	—	(2,708)	(3,396)
Net income available for common shareholders	67,823	180,918	65,510
Weighted-average number of common shares - basic (2)	170,098,572	143,911,452	99,657,909
Dilutive effect of stock-based awards	242,067	581,481	364,452
Weighted average number of common shares - diluted (2)	170,340,639	144,492,933	100,022,361
Earnings per common share:
- Basic	0.40	1.26	0.66
- Diluted	0.40	1.25	0.65
(1) Includes net income of the 2015 Acquired Business of $2.7 million and $3.4 million, respectively, for the years ended December 31, 2015 and 2014.
(2) The weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay as consideration for the acquisition of 50% of TTOL in May 2017.

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the years ended December 31, 2016, 14 thousand restricted stock units (2015 - nil, 2014 - nil) had an anti-dilutive effect on the calculation of diluted earnings per common share. For the years ended December 31, 2016, 2015, and 2014, options to acquire 0.7 million shares, 44 thousand shares, and 0.1 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.

21.	Vessel Sales and Vessel Acquisitions
Vessel Sales
The Company's consolidated statement of income for the year ended December 31, 2016 includes an aggregate loss on sale of vessels of $20.6 million of two Medium Range (or MR) tankers and two Suezmax tankers. One MR tanker was sold in November 2016 for a sales price of $13.2 million, and the Company recognized a loss on sale of the vessel of $8.1 million. The vessel was previously written down to its agreed sales price in the third quarter of 2016. The other MR tanker was sold in August 2016 for a sales price of $14.0 million, and the Company recognized a loss on sale of the vessel of $6.6 million. The vessel was previously written down to its agreed sales price in the second quarter of 2016.

In November 2016, the Company sold two lightering support vessels related to the ship-to-ship transfer business for an aggregate sales price of $0.4 million, and recognized a gain on sale of the vessels of $0.3 million.

In October 2016, the Company entered into agreements to sell two Suezmax tankers, for an aggregate sales price of $33.8 million. The two vessels have been classified as vessels held for sale on the consolidated balance sheets as of December 31, 2016 and were written down to their agreed sales price. The Company recognized a loss on sale of vessels of $6.2 million in 2016. The two Suezmax tankers were delivered to their respective buyers in January 2017 and March 2017 (note 25).

In November 2015, the Company sold one conventional tanker for a sales price of $11.2 million. The Company recognized a gain on sale of the vessel of $0.8 million in the year ended December 31, 2015.

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company used $152.0 million of the sale proceeds to prepay one of the Company’s revolving credit facilities and the remainder of the proceeds for general corporate purposes. The Company recognized a $10.0 million gain on the sale of the two subsidiaries to TIL for the year ended December 31, 2014, which is reflected in the Company’s consolidated statements of income.
Vessel Acquisitions
In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of December 31, 2015, all 12 of the vessels had been delivered for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of the Company’s Class A common stock which were directly issued to Principal Maritime and which are treated as a non-cash transaction in the consolidated statements of cash flow. The value of these shares was approximately $49.3 million. To finance the cash portion of the acquisition price, the Company secured a $397.2 million loan facility with a maturity date of January 29, 2016. The loan was

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

fully drawn as of December 31, 2015. In addition, the Company issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay (see note 4). The Company financed the remainder of the cash purchase price with existing liquidity. The loan facility was refinanced in January 2016 (see note 10).

In December 2014, the Company signed an agreement to acquire one 2008-built Aframax tanker for a purchase price of $37.0 million and placed $3.7 million in an escrow fund related to this purchase, which was recorded in other non-current assets in the Company’s consolidated balance sheets as of December 31, 2014. In December 2014, the Company also signed agreements to acquire four modern LR2 vessels for a total purchase price of $193.3 million. In January 2015, the Company secured a loan facility in the amount of $126.6 million with a maturity date of January 30, 2016. The loan facility was fully drawn in March 2015 and was secured by the Aframax tanker and the four modern LR2 vessels which delivered in February and March 2015. The loan facility was refinanced in January 2016 (see note 10).

22.	Shipbuilding Contracts
In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, the Company exercised its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, the Company had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts, and by February 2014 determined there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, the subsidiaries of the Company gave STX notice that they were treating STX as having repudiated the four firm shipbuilding contracts. In February 2014, the Company gave STX notice that it was treating STX as having repudiated the Option Agreement. In February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, the Company, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds were classified as cash and cash equivalents in the Company’s consolidated balance sheet as of December 31, 2015.

On February 15, 2016, the Company’s subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, the Company’s subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. The Company and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to the Company in March 2016.

STX has filed for bankruptcy protection and as of December 31, 2016, all Korean enforcement actions are stayed. STX has had that protection recognized in England and Wales. The Company will not be in a position to take any further action on enforcement and recognition of its award in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The Option Agreement case has gone through trial and, despite finding that the Company had valid option agreements, the judgment was ruled against the Company due to uncertainty of delivery dates. The Company does not plan to appeal this ruling.

23.	Other Revenues and Restructuring Charges
For the year ended December 31, 2016, the Company recognized $37.9 million (2015 - $17.7 million) of revenue from its lightering support operations (see note 7) and amortized $1.2 million (2015 - $4.8 million) of its in-process revenue contracts which is included in other revenues on the consolidated statements of income. In addition, the Company recognized $13.8 million (2015 - $9.5 million, 2014 - $12.4 million) of revenue related to its ship management services.

For the year ended December 31, 2015, the Company recognized $6.8 million of restructuring charges, of which $4.4 million related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract and $2.0 million related to cancellation fees paid to Anglo-Eastern during the first quarter of 2015 in connection with the acquisition of its 49% share in Teekay Marine Ltd. The $4.4 million termination charge was recovered from the customer and the recovery is reflected in other revenues on the consolidated statements of income. In addition, $0.3 million of restructuring charges related to severance payments made by the Company in relation to the acquisition of the ship-to-ship business (see note 24).

24.	Acquisition of SPT
On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy and LNG terminal management services. This acquisition establishes the Company as a global company in the ship-to-ship transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at July 31, 2015, SPT owned and operated a fleet of six ship-to-ship support vessels and had one chartered-in Aframax tanker. See note (3) to the table below.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon estimates of fair value as at December 31, 2016.

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company's consolidated statements of income for 2016.

As at July 31, 2015 $
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships (1)	17,901
Customer contracts (1)	4,599
Goodwill (2)	8,059
Total assets acquired	52,564
LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)
Total liabilities assumed	(6,926)
Net assets acquired (3)	45,638

(1)
The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at December 31, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $4.8 million and $17.7 million (December 31, 2015 - $30.9 million, $1.3 million and $29.6 million), respectively. Amortization of intangible assets for the five fiscal years subsequent to 2016 is expected to be $3.2 million (2017), $2.9 million (2018), $2.2 million (2019), $2.0 million (2020), $1.8 million (2021) and $5.6 million (thereafter).

(2)	Goodwill recognized from this acquisition attributed $1.9 million to the Company's conventional tanker segment and $6.2 million to the Company's ship-to-ship transfer segment.

(3)
Prior to the SPT acquisition date, SPT had in-chartered the Explorer Spirit (formerly known as the SPT Explorer) from Teekay, which was acquired by the Company in December 2015. Retroactively adjusting the Company’s consolidated financial statements for the acquisition of the Explorer Spirit has resulted in $1.4 million of the SPT acquisition purchase price being characterized as the settlement of a pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the year ended December 31, 2015, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2014:

	Unaudited Pro Forma Year ended December 31, 2015 $	Unaudited Pro Forma Year ended December 31, 2014 $
Revenues	570,381	330,714
Net income	178,266	61,637
Earnings per common share:
Basic	1.33	0.67
Diluted	1.33	0.66

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

25.	Subsequent Events

a.
In late October 2016, the Company entered into agreements to sell two Suezmax tankers, the Ganges Spirit and the Yamuna Spirit, for an aggregate sales price of $33.8 million. These vessels were classified as held for sale on the consolidated balance sheets as at December 31, 2016 and their net book values were written down to their sales prices. The Ganges Spirit completed its sale in January 2017 and the Company recognized a loss on sale of this vessel of approximately $0.3 million in the quarter ended March 31, 2017 (see note 21).

In February 2017, the date of delivery of the Yamuna Spirit to its new owner was extended, and as a result the sales price was reduced by $1.3 million. The sale was completed in March 2017 and the Company recognized a loss on the sale of this vessel of $1.5 million in the quarter ended March 31, 2017.

b.
In January 2017, the Company sold approximately 3.8 million shares of its Class A common stock under its COP for net proceeds of $8.6 million, net of issuance costs. In addition, the Company issued 2.2 million new shares of its Class A common stock to Teekay in a private placement for gross proceeds of $5.0 million, and the price per share was set to equal the weighted average price of the Company's Class A common stock for the ten trading days ending on the date of issuance.

c.
In May 2017, the Company agreed to acquire all of the remaining issued and outstanding shares of TIL in a proposed share-for-share merger at an exchange ratio of 3.3 shares of the Company's Class A common stock for each share of TIL common stock. The transaction is subject to customary closing conditions, approval by the shareholders of TIL, and approval by the Company's shareholders of an increase in the authorized number of shares of the Company's Class A common stock to permit the issuance of Class A common stock as merger consideration. As a result of the expected closing of the merger, the Company recognized an impairment charge of $28.1 million during the quarter ended June 30, 2017 related to the Company's equity investment in TIL, based on the TIL share price at June 30, 2017.

d.	In May 2017, the Company purchased from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL (see notes 3 and 8c).

e.
In June 2017, the Company completed the sale of one Aframax tanker, the Kyeema Spirit. The Company recognized a loss on sale of $0.2 million in the three months ended June 30, 2017. The vessel was written down to its agreed sales price of $7.5 million in the three months ended March 31, 2017, resulting in a loss on sale of the vessel of $2.8 million.

f.
In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction relating to four of its Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day with purchase options for all four vessels throughout the lease term beginning in July 2020.

g.
In September 2017, the Company completed the sale of one Aframax tanker, the Kanata Spirit. The Company expects to recognize a loss on sale of this vessel of approximately $4.2 million in the quarter ended September 30, 2017.

h.
On September 15, 2017, the Company announced that its Board of Directors had authorized a share repurchase program for the repurchase of up to $45.0 million of its shares of Class A common stock in the open market. In addition, the Company entered into a voting and support agreement with Huber Capital Management L.L.C. (or Huber Capital), whereby Huber Capital will vote its shares in favor of increasing the authorized number of the Company's Class A common stock to permit the issuance of Class A common stock as consideration for the proposed merger with TIL.

i.
In October 2017, the Company entered into an agreement to sell one Aframax tanker, the Kareela Spirit, for a sales price of $6.4 million. The Company expects to recognize a loss on sale of this vessel of approximately $4.0 million in the three months ended September 30, 2017.